FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated March 14, 2008 regarding Revisions of Business Forecast for Fiscal 2007, Extraordinary Items in Unconsolidated Basis and the Year-end Dividend

2.	Press release dated March 14, 2008 regarding Executive Changes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date March 17, 2008	By	/s/ Masahiro Hayashi
Masahiro Hayashi
Executive Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Revisions of Business Forecast for Fiscal 2007,

Extraordinary Items in Unconsolidated Basis and the Year-end Dividend

Tokyo, March 14, 2008 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced that the Board of Directors today decided to revise the Company’s consolidated business forecasts for fiscal 2008, the year ending March 31, 2008, which were announced with operating results on February 5 this year and resolved the year-end dividend for fiscal 2007 as follows. The Company also announced plans to record extraordinary items on a non-consolidated basis. The year-end dividend applicable to fiscal 2007 is scheduled for final authorization by the Board of Directors in mid-May 2008.

1. Revision of Consolidated Business Forecast for Fiscal 2007

(Billions of yen)

	Revenues	Operating income	Income before income taxes and minority interests	Income before minority interests	Net income (loss)
Previous forecast (A)	10,800.0	300.0	310.0	110.0	10.0
Revised forecast (B)	10,800.0	300.0	300.0	34.0	(70.0)
(B) – (A)	0.0	0.0	(10.0)	(76.0)	(80.0)
% change	0%	0%	(3)%	(69)%	—
Fiscal 2006	10,247.9	182.5	202.3	39.5	(32.7)

2. Revision of Consolidated Business Forecast for Fiscal 2007 by Industry Segment

(1) Revenues by Industry Segment

(Billions of yen)

	Previous forecast (A)	Revised forecast (B)	((B)-(A))
Information & Telecommunication Systems	2,640.0	2,640.0	0.0
Electronic Devices	1,260.0	1,270.0	10.0
Power & Industrial Systems	3,440.0	3,460.0	20.0
Digital Media & Consumer Products	1,530.0	1,510.0	(20.0)
High Functional Materials & Components	1,850.0	1,860.0	10.0
Logistics, Services & Others	1,210.0	1,220.0	10.0
Financial Services	450.0	440.0	(10.0)
Eliminations & Corporate items	(1,580.0)	(1,600.0)	(20.0)
Total	10,800.0	10,800.0	0.0

(2) Operating Income (Loss) by Industry Segment

(Billions of yen)

	Previous forecast (A)	Revised forecast (B)	((B)-(A))
Information & Telecommunication Systems	97.0	100.0	3.0
Electronic Devices	46.0	49.0	3.0
Power & Industrial Systems	150.0	138.0	(12.0)
Digital Media & Consumer Products	(98.0)	(112.0)	(14.0)
High Functional Materials & Components	134.0	135.0	1.0
Logistics, Services & Others	19.0	21.0	2.0
Financial Services	22.0	22.0	0.0
Eliminations & Corporate items	(70.0)	(53.0)	17.0
Total	300.0	300.0	0.0

3. Reasons for the Revisions

The forecast for fiscal 2007 operating income is 300.0 billion yen, the same as the previous forecast announced with third-quarter earnings results on February 5, 2008 (“previous forecast”). The forecast for operating income is unchanged because lower-than-forecast earnings in the Power & Industrial Systems and the Digital Media & Consumer Products segments are expected to be offset by higher earnings in other segments than previous forecast. The Power & Industrial Systems Segment is projected to record lower operating income than previous forecast, mainly due to lackluster revenues from public works projects and provisions for losses on unprofitable projects at Hitachi Plant Technologies, Ltd. Meanwhile, the Digital Media & Consumer Products Segment is expected to record a larger operating loss than previous forecast, reflecting three main factors in the flat-panel TV business: A protracted decline in market prices, particularly in respect of old models, nonattainment of sales targets for large-screen models, and the bringing forward of business-structural-reform-related expenses, which include an accelerating of inventory disposal, in line with efforts to rebuild the sales framework.

In other income and deductions, Hitachi plans to book business-structural-reform-related expenses totaling approximately 56.0 billion yen, primarily in its flat-panel TV business. This figure includes a 15.1 billion yen impairment loss on plasma display panel production facilities at the second plant of Fujitsu Hitachi Plasma Display Ltd.’s (FHP) Miyazaki Works in the first half, and a planned additional impairment loss in the second half of approximately 35.0 billion yen on the same works’ third plant. Meanwhile, Hitachi plans to book earnings from net gains on securities of approximately 100.0 billion yen, including a gain from the sale of shares in Hitachi-GE Nuclear Energy, Ltd. in the first half following its establishment and a gain on the sale of some shares in Hitachi Displays, Ltd. to Canon Inc., which Hitachi plans to record in the second half of fiscal 2007. Non-operating items as a whole, including the aforementioned items, are projected to be 10.0 billion yen worse than assumed in the previous forecast due to such factors as lower earnings from net gains on securities as a result of falling share prices.

Moreover, due to a re-assessment of the realizability of deferred tax assets in line with the projected lower earnings in the Digital Media & Consumer Products Segment, Hitachi plans to record a one-off write-down of deferred tax assets related to local taxes of approximately 62.0 billion yen.

As a result, Hitachi has revised its previous forecasts and is now projecting income before income taxes and minority interests of 300.0 billion yen, income before minority interests of 34.0 billion yen and a net loss of 70.0 billion yen.

4. Extraordinary Items and Write-down of Deferred Tax Assets on an Unconsolidated Basis for Fiscal 2007

On an unconsolidated basis, Hitachi plans to record an extraordinary gain of approximately 65.0 billion yen in fiscal 2007 stemming from gains on the sale of subsidiary and affiliated company shares. This includes gains from the sale of some shares in Hitachi-GE Nuclear Energy in the first half following its establishment and from the sale of some shares in Hitachi Displays in this second half.

Furthermore, Hitachi plans to post approximately 120.0 billion yen of extraordinary losses for structural reform which consist of a write-off of its investments in FHP and an allowance for doubtful loans to the same company and business structural reform-related expenses, primarily for the flat-panel TV business, to extraordinary losses for structural reform. As a consequence, Hitachi has re-assessed the realizability of deferred tax assets and plans to record a one-off write-down of deferred tax assets related to local taxes of approximately 62.0 billion yen.

5. The Year-end Dividend for the Fiscal Year Ending March 31, 2008

Record Date: March 31, 2008

Amount: 3.0 yen per share

Aggregate Amount (Note): 9,973 million yen

Planned Effective Date: May 20, 2008

Note:	The calculation of the aggregate amount of year-end dividend is based on 3,324,418,174 shares, which reduce 43,707,882 shares of treasury stock from total issued shares of 3,368,126,056 shares as of February 29, 2008.

(Reference)

Dividends for the fiscal year ended March 31, 2007

Interim dividend: 3.0 yen per share

Year-end dividend: 3.0 yen per share

Annual dividend 6.0 yen per share

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statements” and from historical trends include, but are not limited to:

•

increasing commoditization of information technology products, and intensifying price competition in the markets for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological change, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restrictions by other nations on imports;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•	uncertainty as to the results of litigation and legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in order materials published by Hitachi.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 384,000 employees worldwide. Fiscal 2006 (ended March 31, 2007) consolidated revenues totaled 10,247 billion yen ($86.8 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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FOR IMMEDIATE RELEASE

Hitachi Announces Executive Changes

Tokyo, March 14, 2008 — Hitachi, Ltd. (NYSE:HIT/TSE:6501) today announced the following executive changes in accordance with a resolution passed by a meeting of the Board of Directors held today. The appointments take effect on April 1, 2008.

1. New Executive Officers [Effective April 1, 2008]

Hitoshi Isa

New Position: Vice President and Executive Officer, Executive Vice President of Power Systems Group

Current Position: President, Babcock-Hitachi K.K. and Executive Vice President of Power Systems Group, Hitachi, Ltd.,

2. Change of Position [Effective April 1, 2008]

Kunihiko Ohnuma

New Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Industrial Infrastructure Business (Automotive Systems Business), Life Infrastructure Business (Urban Planning and Development Business, Consumer Business) and Procurement, President & Chief Executive Officer of Consumer Business Group

Current Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Industrial Infrastructure Business (Automotive Systems Business), Life Infrastructure Business (Urban Planning and Development Business, Consumer Business) and Procurement

3. Resignation [Effective March 31, 2008]

Toshiaki Higashihara, currently Vice President and Executive Officer, Chief Operating Officer of Power Systems Group

—	Preappointed President of Hitachi Power Europe GmbH on April 1, 2008

Makoto Ebata, currently Vice President and Executive Officer, President & Chief Executive Officer of Consumer Business Group

—	Preappointed Deputy Chairman of Hitachi Europe Ltd. on April 1, 2008

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 384,000 employees worldwide. Fiscal 2006 (ended March 31, 2007) consolidated revenues totaled 10,247 billion yen ($86.8 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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<Reference>

Executive Officers [Effective April 1, 2008]

(a) New Executive Officer

Kazuo Furukawa	Representative Executive Officer, President, General Manager of Supervisory Office for MONOZUKURI

Kazuhiro Mori

Representative Executive Officer, Executive Vice President and Executive Officer,

in charge of Social Infrastructure Business (Power Systems Business and Industrial Systems Business), Quality Assurance and Production Technology, General Manager of Supervisory Office for Power Systems, Supervisory Office for Transportation Systems and Corporate Quality Assurance Division

Kunihiko Ohnuma

Representative Executive Officer, Executive Vice President and Executive Officer,

in charge of Industrial Infrastructure Business (Automotive Systems Business), Life Infrastructure Business (Urban Planning and Development Business, Consumer Business) and Procurement, President & Chief Executive Officer of Consumer Business Group

Junzo Kawakami

Representative Executive Officer, Executive Vice President and Executive Officer,

in charge of Infrastructure Technology/Product Business, Research & Development and Business Incubation, Hitachi Group Chief Technology Officer and General Manager of Medical Systems Business Division

Manabu Shinomoto

Representative Executive Officer, Executive Vice President and Executive Officer,

in charge of Information Infrastructure Business (Information Business) and Information Systems, President & Chief Executive Officer of Information & Telecommunication Systems Group, Hitachi Group Chief Innovation Officer and Hitachi Group Chief Information Security Officer

Masahiro Hayashi

Representative Executive Officer, Executive Vice President and Executive Officer,

in charge of Sales and Global Group Management, General Manager of Corporate Marketing Group, Customer Satisfaction Promotion Center and Corporate Export Regulation Division

Naoya Takahashi

Senior Vice President and Executive Officer,

Executive Vice President and Chief Technology Officer of Information & Telecommunication Systems Group and Chief Executive Officer of Platform Business, Information & Telecommunication Systems Group

	Minoru Tsukada	Senior Vice President and Executive Officer, in charge of Corporate Planning & Development

	Koichiro Nishikawa	Senior Vice President and Executive Officer, in charge of Business Development

	Toyoaki Nakamura	Representative Executive Officer, Senior Vice President and Executive Officer, in charge of Finance, Pension, Group Management and Business Development, Chief Hitachi Group Headquarters

	Shozo Saito	Senior Vice President and Executive Officer, in charge of Quality Assurance, Production Technology and Power Technology

	Tadahiko Ishigaki	Senior Vice President and Executive Officer, Chief Executive for the Americas

	Stephen Gomersall	Senior Vice President and Executive Officer, Chief Executive for Europe

	Akira Maru	Vice President and Executive Officer, President & Chief Executive Officer of Power Systems Group and General Manager of Power & Industrial Systems Business Administration Division

	Koji Tanaka	Vice President and Executive Officer, General Manager of Hitachi Works, Executive Vice President of Power Systems Group and General Manager of Nuclear Systems Division

(a)	Hitoshi Isa	Vice President and Executive Officer, Vice President of Power Systems Group

Gaku Suzuki

Vice President and Executive Officer,

President & Chief Executive Officer of Industrial Systems Group, Deputy General Manager of Power & Industrial Systems Business Administration Division and Supervisory Office for Transportation Systems

	Hideaki Takahashi	Vice President and Executive Officer, President & Chief Executive Officer of Urban Planning and Development Systems Group and General Manager of Motor Power Systems Division

Junzo Nakajima

Vice President and Executive Officer,

Executive Vice President and Chief Innovation Officer of Information & Telecommunication Systems Group and Chief Executive Officer of System Solutions Business, Information & Telecommunication Systems Group

Mitsuo Yamaguchi	Vice President and Executive Officer, Chief Executive Officer of Service & Global Business, Information & Telecommunication Systems Group

Kazuhiro Tachibana	Vice President and Executive Officer, Executive Vice President of Consumer Business Group

Yasuhiko Honda	Vice President and Executive Officer, President & Chief Executive Officer of Automotive Systems Group

Eiji Takeda	Vice President and Executive Officer, General Manager of Research & Development Group and Semiconductor Business Division

Takao Koyama	Vice President and Executive Officer, General Manager of Kansai Area Operation

Kenji Ohno	Vice President and Executive Officer, in charge of Human Capital, General Manager of Head Office Business Support Division

Toshiaki Kuzuoka

Vice President and Executive Officer,

in charge of Legal & Corporate Communications, Corporate Brand Management and Management Audit, General Manager of Legal Division, Compliance Division and Centennial Project Division

Masao Hisada	Vice President and Executive Officer, General Manager of Corporate Procurement Division, Deputy General Manager of Corporate Marketing Group, General Manager of Global Business Division

Koushi Nagano	Vice President and Executive Officer, Chief Executive and Chief Innovation Officer for China

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